As filed with the Securities and Exchange Commission on April 29, 2024
1933 Act File No.
333–275116

1940 Act File No. 811-21601

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
(Check appropriate box or boxes)
REGISTRATION STATEMENT
☒
UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 1
☒
And
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 20
☒

PIMCO INCOME STRATEGY FUND II
(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019
(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)
(888) 877-4626
(Registrant’s Telephone Number, including Area Code)
Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies of Communications to:

David C. Sullivan, Esq. Adam M. Schlichtmann, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.	☐
Check box if this Form is a registration statement
pursuant to General Instruction B or a post-effective
amendment thereto that will become effective upon
filing with the Commission pursuant to Rule 462(e)
under the Securities Act.

☒
Check box if any securities being registered on this
Form will be offered on a delayed or continuous basis
in reliance on Rule 415 under the Securities Act of
1933 (“Securities Act”), other than securities offered
in connection with a dividend reinvestment plan.
☐
Check box if this Form is a post-effective amendment
to a registration statement filed pursuant to General
Instruction B to register additional securities or
additional classes of securities pursuant to
Rule 413(b) under the Securities Act.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to Section 8(c), or as follows:

If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.	☐
This Form is a post-effective amendment filed
pursuant to Rule 462(c) under the Securities Act, and
the Securities Act registration statement number of
the earlier effective registration statement for the
same offering is:

☐
This Form is filed to register additional securities for
an offering pursuant to Rule 462(b) under the
Securities Act, and the Securities Act registration
statement number of the earlier effective registration
statement for the same offering is:
☒
This Form is a post-effective amendment filed
pursuant to Rule 462(d) under the Securities Act, and
the Securities Act registration statement number of
the earlier effective registration statement for the
same offering is: 333-275116

Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).	☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).	☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).	☐
If an Emerging Growth Company, indicate by check
mark if the registrant has elected not to use the
extended transition period for complying with any
new or revised financial accounting standards
provided pursuant to Section 7(a)(2)(B) of Securities
Act.

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).	☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333–275116 and
811-21601) of PIMCO Income Strategy Fund II (the “Registration Statement”) is being filed pursuant to Rule 462(d)
under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the
Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement.
This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION
Item 25: Financial Statements and Exhibits
Included in Part A:
Financial highlights for the six months ended December 31, 2023, fiscal year ended June 30, 2023, the fiscal period ended June 30, 2022, the fiscal years ended July 31, 2021, July 31, 2020, July 31, 2019, July 31, 2018, July 31, 2017, July 31, 2016, July 31, 2015, July 31, 2014, and July 31, 2013.
Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSRS, filed March 5, 2024 (File No. 811-21601)
Schedule of Investments as of December 31, 2023
Statement of Assets and Liabilities as of December 31, 2023
Statement of Operations for the six-months ended December 31, 2023
Statement of Changes in Net Assets for the six-months ended December 31, 2023
Statement of Cash Flows for the six-months ended December 31, 2023
Notes to Financial Statements
Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed September 1, 2023 (File No. 811-21601)
Schedule of Investments as of June 30, 2023
Statement of Assets and Liabilities as of June 30, 2023
Statement of Operations for the fiscal period ended June 30, 2023
Statements of Changes in Net Assets for the period ended June 30, 2023
Statement of Cash Flows for the fiscal period June 30, 2023
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm dated August 25, 2023
Exhibits:
a.1	Amended and Restated Agreement and Declaration of Trust dated October 5, 2004.(1)
a.2	Amendment No. 1 to the Amended and Restated Agreement and Declaration of Trust dated February 22, 2010.(2)
a.3	Notice of Change of Trustees and Principal Address dated September 5, 2014.(3)
a.4	Notice of Change of Trustees dated November 6, 2014.(3)
a.5	Notice of Change of Trustees dated January 16, 2019.(4)
a.6	Notice of Change of Trustees dated January 8, 2020.(5)
a.7	Notice of Change of Trustees dated June 9, 2020.(5)
a.8	Notice of Change of Trustees dated January 29, 2021.(4)
a.9	Notice of Change of Trustees dated June 30, 2021.(4)
a.10	Notice of Change of Trustees dated January 5, 2022.(4)
a.11	Notice of Change of Trustees dated July 18, 2022.(4)
a.12	Notice of Change of Trustees dated March 13, 2023.(4)
a.13	Notice of Change of Trustees dated May 8, 2023.(4)
b.	Eighth Amended and Restated Bylaws of Registrant dated January 4, 2022.(6)
c.	None.
d.1	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust.(1)

d.2	Article 10 (Shareholders’ Voting Powers and Meetings) of the Eighth Amended and Restated Bylaws of Registrant.(5)
d.3	Form of Share Certificate of the Common Shares.(1)
d.4	Specimen certificate representing the Registrant’s Auction Rate Preferred Shares of beneficial interest.(7)
e.	Terms and Conditions of Dividend Reinvestment Plan dated December 13, 2018.(5)
f.	None.
g.	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014.(3)
h.	Sales Agreement dated April 24, 2024.*
i.	None.
j.1	Custodian Agreement between Registrant and State Street Bank & Trust Co.(3)
j.2	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co dated September 5, 2014.(3)
k.1	Transfer Agency and Registrar Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016.(3)
k.2	Amended and Restated Support Services Agreement between Registrant and PIMCO Investments LLC dated December 9, 2021.(8)
k.3	Form of Auction Agency Agreement between the Registrant and the Deutsche Bank Trust Company Americas as to the Registrant’s ARPS.(7)
k.4	Form of Broker-Dealer Agreement as to the Registrant’s ARPS.(7)
k.5	Depository Trust Company Representations Letter as to the Registrant’s ARPS.(7)
k.6	Tender Offer Agreement between the Registrant and RJ Securities, Inc. dated June 13, 2019.(5)
k.7	Tender Offer Agreement between the Registrant and RiverNorth Capital Management, LLC. dated June 14, 2019.(5)
l.	Opinion and Consent of Ropes & Gray LLP.(4)
m.	None.
n.	Consent of PricewaterhouseCoopers LLP.(4)
o.	None.
p.	Subscription Agreement of Allianz Dresdner Asset Management of America L.P. dated October 19, 2004.(1)
q.	None.
r.1	Code of Ethics of Registrant.(8)
r.2	Code of Ethics of Pacific Investment Management Company LLC.(4)
r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.(8)
s.	Filing Fee Table.(4)
t.1	Powers of Attorney for Libby D. Cantrill, Sarah E. Cogan, Deborah A. DeCotis, David N. Fisher, Joseph B. Kittredge, Jr., Kathleen A. McCartney, Alan Rappaport, and Grace Vandecruze.(9)
t.2	Power of Attorney for Joshua D. Ratner.(4)
t.3	Power of Attorney for Bijal Parikh.(9)
u	Certified Resolution of the Board of Trustees of Registrant.(9)
(1)
Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 relating to its common shares of beneficial interest, Registration Nos. 333-117187 and 811- 21601 (filed on October 22, 2004).

(2)
Incorporated by reference to Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-120227 and 811-21601 (filed on March 12, 2010).
(3)
Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-226215 and 811-21601 (filed on August 31, 2018).
(4)
Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-275116 and 811-21601 (filed on April 19, 2024).
(5)
Incorporated by reference to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-249436 and 811-21601 (filed on November 23, 2020).
(6)
Incorporated by reference to the Registrant’s Annual Report on Form N-CEN (File No. 811-21601) (filed September 12, 2022).
(7)
Incorporated by reference to Pre-Effective Amendment No.1 to the Registrant’s Registration Statement on Form N-2 relating to its preferred shares of beneficial interest, Registration Nos. 333-164388 and 811-21601 (filed on December 15, 2004).
(8)
Incorporated by reference to PIMCO Dynamic Income Fund’s Registration Statement on Form N-2, File Nos. 333-265802 and 811-22673 (filed on June 23, 2022).
(9)
Incorporated by reference to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-275116 and 811-21601 (filed on October 20, 2023)
*
Filed herewith.
Item 26: Marketing Arrangements
Reference is made to the sales agreement for the Registrant’s common shares (to be filed by amendment) and the section entitled “Plan of Distribution” contained in the Registrant’s Prospectus, filed as Part A of the Registrant’s Registration Statement and incorporated herein by reference.
Item 27: Other Expenses of Issuance and Distribution
Securities and Exchange Commission Fees	$18,540
Financial Industry Regulatory Authority, Inc. Fees	$0
Printing and Engraving Expenses	$15,000
Legal Fees	$150,000
New York Stock Exchange Fees	$124,134
Accounting Expenses	$77,750
Transfer Agent Fees	$0
Trustee Fees	$0
Marketing Expenses	$0
Miscellaneous Expenses	$0
Total	$385,424
Item 28: Persons Controlled by or under Common Control with Registrant
Not applicable.
Item 29: Number of Holders of Securities
At April 9, 2024:
Title of Class	Number of Record Holders
Common Shares, par value $0.00001	104
Preferred Shares, par value $0.00001	14
Item 30: Indemnification
Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Eighth Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Investment Adviser
Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), as amended. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).
Item 32: Location of Accounts and Records
The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder will be maintained at the offices of PIMCO, 1633 Broadway, New York, New York 10019 or the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.
Item 33: Management Services
Not applicable.
Item 34: Undertakings
1. Not applicable.
2. Not applicable.
3. The Registrant undertakes:
(a)
to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(b)
that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(d)
that, for purposes of determining liability under the Securities Act to any purchaser:
(1)
if the Registrant is subject to Rule 430B:
(A)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)
if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)
free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.
The Registrant undertakes that:
a.
For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
b.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

NOTICE
A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Income Strategy Fund II (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston in the State of Massachusetts on the 29th day of April, 2024.
PIMCO INCOME STRATEGY FUND II
By:	Joshua D. Ratner*
Name:	Joshua D. Ratner
Title:	President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.
Name	Capacity	Date
Joshua D. Ratner* Joshua D. Ratner	President (Principal Executive Officer)	April 29, 2024
Bijal Parikh* Bijal Parikh	Treasurer (Principal Financial & Accounting Officer)	April 29, 2024
Libby D. Cantrill* Libby D. Cantrill	Trustee	April 29, 2024
Sarah E. Cogan* Sarah E. Cogan	Trustee	April 29, 2024
Deborah A. DeCotis* Deborah A. DeCotis	Trustee	April 29, 2024
David N. Fisher* David N. Fisher	Trustee	April 29, 2024
Joseph B. Kittredge, Jr.* Joseph B. Kittredge, Jr.	Trustee	April 29, 2024
Kathleen McCartney* Kathleen McCartney	Trustee	April 29, 2024
Alan Rappaport* Alan Rappaport	Trustee	April 29, 2024
Grace Vandecruze* Grace Vandecruze	Trustee	April 29, 2024

*By:	/s/ David C. Sullivan David C. Sullivan as attorney-in-fact
*
Pursuant to power of attorney.

EXHIBIT LIST
h.	Sales Agreement dated April 24, 2024.